UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-67174 (Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Quarter Period Ended: September 30, 2012

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT

THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Commission File No. 0-26669

Can-Cal Resources Ltd.

(Name of Small Business Issuer in its charter)

Nevada	88-0336988
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8205 Aqua Spray Ave., Las Vegas, NV 89128

(Address of principal executive offices)

(702) 243-1849

(Issuer's telephone number)

N/A

(Former name, former address and former fiscal year, if changed since last report)

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant has been unable to compile all pertinent information to complete the quarterly filing and to complete providing the Registrant’s accountant with all of the accounting information necessary to complete the quarterly report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

Christine Donovan, (702) 243-1849

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

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SIGNATURES

Can-Cal Resources Ltd.

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAN-CAL RESOURCES LTD. (REGISTRANT)

Date: November 14, 2012	By:	/s/ Michael Hogan
Michael Hogan, Chief Executive Officer

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